UNITED STATES
SECURITIES AND EXCHANGE COMM
Washington, D.C. 20549

11016064

ROVAL
3235-0123
April 30, 2013
Estimated average burden hours per response...... 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 25 2011
Washington, DC
110

SEC FILE NUMBER
8- 67065

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CERT DIRECT SECURITIES INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

37 WEST 39th Street #903
(No. and Street)

NEW York (City) NY (State) 10018 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MR. ERIK SMITH 9172620861
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Graf Repetti & Co., LLP
(Name – *if individual, state last, first, middle name*)

1114 AVE of THE AMERICAS 17FL NEW York, NY 10036
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, ERIK SMITH, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CERT DIRECT SECURITIES INC., as of DECEMBER 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

2/24/2011

Signature

President / CEO

Title

Notary Public

LORRAINE PASTOR
Notary Public, State of New York
No. 01PA4618273
Qualified in Queens County
Commission Expires March 30, 20 11

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CERT DIRECT SECURITIES, INC.
FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION

FOR THE YEARS ENDED
DECEMBER 31, 2010 AND 2009

CERT DIRECT SECURITIES, INC.

CONTENTS

GRAF REPETTI & CO., LLP
Certified Public Accountants & Business Advisors
www.grafrepetti.com

INDEPENDENT AUDITORS' REPORT

Board of Directors
Cert Direct Securities, Inc.

We have audited the accompanying statements of financial condition of Cert Direct Securities, Inc. as of December 31, 2010 and 2009 and the related statements of operations and changes in stockholder's equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cert Direct Securities, Inc. as of December 31, 2010 and 2009, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Graf Repetti & Co., LLP

New York, New York
February 22, 2011

New York: 1114 Avenue of the Americas, New York, NY 10036 • 212.302.3300
Long Island: 131 Sunnyside Boulevard, Suite 110, Plainview, NY 11803 • 516.349.2150

CERT DIRECT SECURITIES, INC.

STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2010 AND 2009

ASSETS

	2010	2009
CURRENT ASSETS		
Cash	$ 35,941	$ 22,179
Deposit with clearing organization	100,000	100,000
Receivable from clearing organization	51,637	100,083
Total Current Assets	187,578	222,262
PROPERTY AND EQUIPMENT - net	15,986	20,562
OTHER ASSETS		
Security deposits	4,017	4,017
Total Assets	$ 207,581	$ 246,841

LIABILITIES AND STOCKHOLDER'S EQUITY

	2010	2009
CURRENT LIABILITIES		
Accounts payable	41,209	61,324
STOCKHOLDER'S EQUITY		
Common stock - no par value, 200 shares authorized, none issued and outstanding	352,325	352,325
Accumulated deficit	(185,953)	(166,808)
Total Stockholder's Equity	166,372	185,517
Total Liabilities and Stockholder's Equity	$ 207,581	$ 246,841

See accompanying notes to the financial statements.

CERT DIRECT SECURITIES, INC.

STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

	2010	2009
REVENUES		
Fee income	$ 638,663	$ 920,297
EXPENSES		
Consulting	314,564	382,470
Salaries	140,547	267,965
Underwriting expenses	90,119	113,295
Professional fees	34,761	32,808
Rent	33,405	42,993
Office expenses	17,766	32,765
Depreciation expense	7,640	7,027
Office supplies	6,179	5,246
Computer supplies	5,620	14,496
Travel and entertainment	2,150	9,381
Other taxes	1,600	620
Regulatory expenses	1,585	2,030
Insurance	785	501
Bank service charges	407	2,530
Miscellaneous expenses	320	-
Postage and delivery	216	1,953
Repairs	144	1,349
Professional development	-	547
Total Expenses	657,808	917,976
Net (Loss) Income	$ (19,145)	$ 2,321

See accompanying notes to the financial statements.

CERT DIRECT SECURITIES, INC.

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

	Common		Accumulated	
	Shares	Amount	Deficit	Total
Balance at January 1, 2009	-	$ 352,325	$ (169,129)	$ 183,196
Net income	-	-	2,321	2,321
Balance at December 31, 2009	-	352,325	(166,808)	185,517
Net loss	-	-	(19,145)	(19,145)
Balance at December 31, 2010	-	$ 352,325	$ (185,953)	$ 166,372

See accompanying notes to the financial statements.

CERT DIRECT SECURITIES, INC.

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

	2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES		
Net (loss) income	$ (19,145)	$ 2,321
Adjustments to reconcile net income		
to net cash provided by (used in) operating activities:		
Changes in current operating items:		
Depreciation and amortization	7,640	7,027
Changes in assets and liabilities:		
Decrease (increase) in accounts receivable	48,446	(5,804)
Decrease in security deposit	-	1,230
(Decrease) increase in accounts payable	(20,115)	9,071
Cash provided by operating activities	16,826	13,845
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchases of property and equipment	(3,064)	(13,072)
Net increase in cash	13,762	773
Cash - beginning of year	122,179	121,406
Cash - end of year	$ 135,941	$ 122,179

See accompanying notes to the financial statements.

CERT DIRECT SECURITIES, INC.

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2010 AND 2009

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a) Organization

Cert Direct Securities, Inc. (the "Company") was established as a corporation in the State of New York on July 12, 2005. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Regulatory Authority ("FINRA"). The Company's principal business offices are located in New York, New York and San Clemente, California.

b) Method of Accounting

The Company's financial statements are prepared on the accrual basis in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

c) Use of Estimates

In preparing financial statements in conformity with U.S. GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

d) Income Taxes

The Company and its shareholders filed a statement of election to be taxed as a Small Business Corporation under Subchapter S of the Internal Revenue Code (now referred to as an S Corporation) effective January 1, 2006. Under Subchapter S, all income and loss of the Company is includable in the individual taxable income of its shareholders. Therefore, no provision for income taxes has been made.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

e) Financial Risks

The Company is subject to credit risk. Credit risk is the possibility that the Company may incur a loss from the failure of a principal to make payments according to the terms of a sales contract.

f) Subsequent Events

The Company has evaluated subsequent events for the potential recognition or disclosure in the financial statements through February 22, 2011, which is the date the financial statements were available to be issued.

2. NET CAPITAL AND RESERVE REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 which requires that minimum net capital, as defined, shall be at least 6 2/3% of aggregate indebtedness or $100,000 whichever is greater. At December 31, 2010 and 2009, the Company's net capital computed in accordance with this rule was $146,369 and $160,938, respectively, compared to the minimum requirement of $100,000.

3. PROPERTY AND EQUIPMENT

Property and equipment are recorded at cost of acquisition and fully depreciated assets are carried on the books until the date of disposal. The Company uses the straight line method of computing its annual depreciation expense, as computed over a range of estimated useful lives of the assets. The estimated useful life used by the Company for equipment is five years. Depreciation for the years ended December 31, 2010 and 2009 is \$7,640 and \$7,027, respectively. The cost and accumulated depreciation of fixed assets are as follows:

Property and Equipment

	2010	2009
Computer equipment	\$ 38,201	\$ 35,137
Less: accumulated depreciation	(22,215)	(14,575)
	\$ 15,986	\$ 20,562

4. LEASE COMMITMENTS

The lease for the New York office space was entered into as of July 10, 2009. The lease required a security deposit of \$2,717 and requires monthly rental payments of \$1,202, which does not include electrical utilities. The lease expires on July 31, 2014. The lease for the California office space was entered into as of November 1, 2009. The lease required a security deposit of \$1,300 and requires monthly rental payments of \$1,235, which includes electrical utilities. The lease expires on October 31, 2012. Total rent expense was \$33,405 and \$42,993 for the years ended December 31, 2010 and 2009, respectively.

Future minimum lease payments obligations under these non-cancelable operating leases are as follows for the years ending:

December 31, 2011	\$ 31,401
December 31, 2012	\$ 29,597
December 31, 2013	\$ 16,501
December 31, 2014	\$ 9,793

5. CONCENTRATION OF CREDIT RISK

Financial instruments which potentially subject the Company to concentration of credit risk consist of cash. The Company places its cash with financial institutions in Florida and New York. The Company monitors the credit quality of these financial institutions and does not anticipate their non-performance. Accounts at each institution are insured by the Federal Deposit Insurance Corporation up to $250,000. There were no uninsured funds as of December 31, 2010 and 2009.

SUPPLEMENTAL INFORMATION

GRAF REPETTI & CO., LLP
Certified Public Accountants & Business Advisors
www.grafrepetti.com

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTAL INFORMATION REQUIRED BY SEC RULE 17a-5

Board of Directors
Cert Direct Securities, Inc.

We have audited the financial statements of Cert Direct Securities, Inc. for the years ended December 31, 2010 and 2009 and have issued our report thereon dated February 22, 2011. Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 11 through 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Graf Repetti & Co., LLP

New York, New York
February 22, 2011

New York: 1114 Avenue of the Americas, New York, NY 10036 • 212.302.3300
Long Island: 131 Sunnyside Boulevard, Suite 110, Plainview, NY 11803 • 516.349.2150

CERT DIRECT SECURITIES, INC.

COMPUTATION OF NET CAPITAL PER NET CAPITAL RULE 15c3-1

FOR THE YEAR ENDED DECEMBER 31, 2010

CREDITS	
Shareholder's equity	$ 166,372
DEBITS - non allowable assets	
Equipment, net	15,986
Other assets	4,017
Total Debits	20,003
Net Capital	$ 146,369
AGGREGATE INDEBTEDNESS	
Accounts payable	$ 41,209
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum Net Capital Required	$ 100,000
Excess Net Capital	$ 46,369
Ratio: Aggregate Indebtedness to Net Capital	0.28 to 1

RECONCILIATION WITH COMPANY'S CORRESPONDING UNAUDITED FOCUS REPORT AS OF DECEMBER 31, 2010

Net capital, as reported in FOCUS report

There are no material differences between the preceding computation and the Company's corresponding unaudited Part IIA of Form X-17A-5 as of December 31, 2010.

See accompanying independent auditors' report and notes to the financial statements.

CERT DIRECT SECURITIES, INC.

STATEMENT PURSUANT TO RULE 15c3-3

DECEMBER 31, 2010

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 in accordance with Section (k)(2)(ii) of that rule.

GRAF REPETTI & CO., LLP
Certified Public Accountants & Business Advisors

www.grafrepetti.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Board of Directors of Cert Direct Securities, Inc.

In planning and performing our audit of the financial statements of Cert Direct Securities, Inc. (the "Company") as of and for the year ended December 31, 2010, in accordance with the auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing and opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

Management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

New York: 1114 Avenue of the Americas, New York, NY 10036 • 212.302.3300
Long Island: 131 Sunnyside Boulevard, Suite 110, Plainview, NY 11803 • 516.349.2150

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Graf Repetti & Co., LLP

New York, New York
February 22, 2011

GRAF REPETTI & CO., LLP
Certified Public Accountants & Business Advisors

GRAF REPETTI & CO., LLP
Certified Public Accountants & Business Advisors
www.grafrepetti.com

INDEPENDENDENT ACCOUNTANTS' REPORT ON SIPC ASSESSMENT RECONCILIATION AS REQUIRED UNDER SEC RULE 17A-5(E)(4)

To the Board of Directors of Cert Direct Securities, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation ("SIPC") for the Year Ended December 31, 2010, which were agreed to by Cert Direct Securities, Inc. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the general ledger noting no differences; and

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Graf Repetti & Co., LLP

New York, New York
February 22, 2011

New York: 1114 Avenue of the Americas, New York, NY 10036 • 212.302.3300
Long Island: 131 Sunnyside Boulevard, Suite 110, Plainview, NY 11803 • 516.349.2150

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended ____________, 20___

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

067065 FINRA DEC
CERT DIRECT SECURITIES INC 7*7
37 W 39TH ST RM 903
NEW YORK NY 10018-0588

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A.	General Assessment (item 2e from page 2)	$ 1596.90
B.	Less payment made with SIPC-6 filed (exclude interest) ______ Date Paid	(960.76)
C.	Less prior overpayment applied	( )
D.	Assessment balance due or (overpayment)	636.14
E.	Interest computed on late payment (see instruction E) for ______ days at 20% per annum	
F.	Total assessment balance and interest due (or overpayment carried forward)	$ 636.14
G.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above) $ 636.14	
H.	Overpayment carried forward $( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Cert Direct Securities
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

President / CEO
(Title)

Dated the 24 day of February, 20 11.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions: